

October 17, 2023

Thanh H. Lam
President
Nova Lifestyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

> **Re: Nova Lifestyle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-36259**

Dear Thanh H. Lam:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Jeffrey Li